# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: BIOAGE LABS, INC., CIK 0001709941
CUSIP: 09077V100
Title of class of securities: Common Stock, par value $0.00001 per share
Address of issuer's principal executive offices: 5885 Hollis Street, Suite 370, Emeryville, California (CA), 94608
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-24-116796
Filed by CIK 0002032751

## Reporting persons
- Kristen Fortney: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 2,669,243; shared voting power 0; sole dispositive power 2,669,243; shared dispositive power 35,493; aggregate amount beneficially owned 2,704,736 (7.2% of the class)
  Comment: The amount reported in rows 5 and 7 includes: (i) 1,210,056 shares of the Common Stock of BioAge Labs, Inc. (the "Issuer") directly beneficially owned by Kristen Fortney ("Dr. Fortney") and (ii) employee stock options to purchase up to 1,459,187 additional shares of Common Stock of the Issuer, which are directly beneficially owned by Dr. Fortney.
  
  The amount reported in row 8 represents employee stock options to purchase up to 35,493 shares of the Issuer's Common Stock which are directly beneficially owned by Dr. Fortney's spouse, Justin Rebo, who has voting rights over such securities.
  
  The percentage set forth in row 11 was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Securities Exchange Act of 1934, as amended, and based on an aggregate total of 35,855,037 shares of the Issuer's Common Stock outstanding as of October 31, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the Securities and Exchange Commission on November 6, 2025.

## Item 1. Issuer
Name of issuer: BIOAGE LABS, INC.
Address of issuer's principal executive offices: 5885 Hollis Street, Suite 370, Emeryville, CA, 94608.

## Item 2. Person Filing
Name of person filing: Kristen Fortney ("Dr. Fortney" or the "Reporting Person")
Address of principal business office or, if none, residence:
The address of the principal business office of the Reporting Person is:

5885 Hollis Street, Suite 370
Emeryville, CA 94608
Citizenship: The Reporting Person is a citizen of the United States of America.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Reference to "beneficial ownership" of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

As of December 31, 2025, Dr. Fortney may be deemed to beneficially own an aggregate total of 2,704,736 shares of the capital stock of BioAge Labs, Inc. (the "Issuer"), which consist of: (i) 1,210,056 shares of the Common Stock of the Issuer directly beneficially owned by Dr. Fortney; (ii) employee stock options to purchase up to 1,459,187 additional shares of Common Stock of the Issuer directly beneficially owned by Dr. Fortney, which were either vested as of, or capable of vesting within 60 days following, December 31, 2025, or are otherwise capable of being exercised for shares pursuant to an early exercise provision of the relevant stock option award agreement by and between Dr. Fortney and the Issuer; and (iii) 35,493 shares of the Common Stock of the Issuer underlying employee stock options which were either vested as of, or capable of vesting within 60 days following, December 31, 2025, and which are directly beneficially owned by Dr. Fortney's spouse, Justin Rebo, who has voting rights over such securities.
Percent of class:
As of December 31, 2025, the Reporting Person may be deemed to beneficially own an aggregate total of 7.2% of the Issuer's outstanding Common Stock.

The aforementioned percentage was calculated in accordance with Rule 13(d)-3(d)(1)(i) promulgated under the Exchange Act and based on an aggregate total of 35,855,037 shares of the Issuer's Common Stock outstanding as of October 31, 2025 as reported by the Issuer in its Quarterly Report on Form 10-Q for the period ended September 30, 2025, filed with the Securities and Exchange Commission on November 6, 2025.
Sole power to vote or to direct the vote: 2,669,243
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 2,669,243
Shared power to dispose or to direct the disposition: 35,493

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Kristen Fortney: /s/ Kristen Fortney, Kristen Fortney (02/13/2026)